July 2, 2013

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ajay Koduri, Attorney-Advisor
Larry Spirgel, Assistant Director
Robert Shapiro, Staff Accountant
Robert S. Littlepage, Accountant Branch Chief

Re:	YuMe, Inc.
Registration Statement on Form S-1
Filed July 2, 2013
CIK No. 0001415624

Ladies and Gentlemen:

On behalf of YuMe, Inc. (“Company”), we are transmitting herewith the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (“Commission”) on July 2, 2013 (“Registration Statement”).

In addition, in response to the comments from the staff (“Staff”) of the Commission received by teleconference on July 1, 2013, we respectfully advise the Staff that the Company has terminated its Partnership Agreement, dated December 18, 2012, between the Company and Omnicom Media Group (formerly exhibit 10.9 to the Registration Statement), as a result of the termination, has determined that this agreement is not a material contract.  Therefore, the Company has removed the references to the agreement from the exhibit index and the Company does not intend to request confidential treatment with respect to any of the exhibits filed with the Registration Statement.

We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Registration Statement in paper format, marked to show changes from the draft Registration Statement submitted to the Commission on June 21, 2013, and one copy of the exhibits filed with the Registration Statement.

* * * * * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934 or, in his absence, Niki Fang, Esq. at (650) 335-7252.

Sincerely,

/s/ Horace Nash

Horace Nash
Fenwick & West LLP

cc:	Jayant Kadambi, Chief Executive Officer
Timothy Laehy, Chief Financial Officer
Paul T. Porrini, Esq., General Counsel and Secretary
YuMe, Inc.

Cynthia C. Hess, Esq.
Niki Fang, Esq.
Fenwick & West LLP

Danny Wallace
Kimberly Doyle
PricewaterhouseCoopers LLP

Douglas Smith, Esq.
Stewart McDowell, Esq.
Brandon W. Loew, Esq.
Gibson, Dunn & Crutcher LLP